Exhibit 99.9

TowerJazz Announces Successful Completion of its Offer for Accelerated
Conversion of its Series F Convertible Bonds, Reducing Debt by $80
Million

Oversubscribed Offer Allocated on a Pro-Rata Basis

Company’s Debt Reduction Results in Stronger Balance Sheet Financial Ratios and Shareholders’
 Equity and Positively Impacts Future Profitability

Migdal Haemek, Israel – March 26, 2015 – TowerJazz, the global specialty foundry leader, today announced the successful completion of its previously announced accelerated conversion offer for its outstanding Series F convertible bonds. As of the expiry date of this offering on March 25, 2015, the aggregate subscription demand amounted to approximately NIS 327 million of the Company's Series F convertible debenture, representing 109% as compared to the NIS 300 million offered and accepted (approximately $80 million).  As the offering, which was limited to a maximum amount of debt eligible for conversion under of approximately $80 million, was oversubscribed, the offer  was allocated to the subscribing holders on a pro rata basis, as set forth in the offering documents.

As a result of the accelerated conversion, the Company’s debt is reduced by approximately $80 million thereby significantly improving its balance sheet, financial ratios and future profitability, including the saving of approximately $10 million of interest payments during the years 2015 and 2016.

The exchanged Series F convertible bonds have since issuance carried a coupon of 7.8% per annum and the ordinary shares underlying such bonds, totaling approximately 8.6 million, have since 2012 been almost entirely included in the Company’s fully diluted share count. As a result of previous conversions and the accelerated conversions pursuant to the offer, the remaining outstanding principal amount of Series F convertible bonds has been reduced to approximately $35 million, as compared with an aggregate $231 million principal amount of the bonds originally issued.

This press release is not an offer to sell or a solicitation of an offer to buy the securities of Tower and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com and www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3 and 6-K, as filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as filed with the SEC. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Contacts
TowerJazz Investor Relations Noit Levi, +972 4 604 7066 Noit.levi@towerjazz.com	GK Investor Relations Kenny Green, (646) 201 9246 towerjazz@gkir.com